EXHIBIT 21.1

Subsidiaries of Cole Office & Industrial REIT (CCIT III), Inc.

Entity Name	Jurisdiction of Formation/Incorporation
Cole CCIT III Acquisitions, LLC	Delaware
Cole Corporate Income Operating Partnership III, LP	Delaware
Cole ID Columbus, WI LLC	Delaware
VEREIT OFC Milford OH, LLC	Delaware